AquaVenture Holdings Limited

c/o Conyers Corporate Services (BVI) Limited

Commerce House, Wickhams Cay 1

P.O. Box 3140 Road Town

British Virgin Islands VG1110

May 15, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       AquaVenture Holdings Limited: Registration Statement on Form S-3 filed March 11, 2019, as amended on April 26, 2019,  May 3, 2019 and May 15, 2019 (File No. 333-230195)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), AquaVenture Holdings Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 17, 2019, at 11:00 am Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely,
AquaVenture Holdings Limited

/s/ Anthony Ibarguen

Anthony Ibarguen President and Chief Executive Officer

cc:        Lee S. Muller, AquaVenture Holdings Limited
Mark H. Burnett, Esq., Goodwin Procter LLP
Michael J. Minahan, Esq., Goodwin Procter LLP